                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  07 December, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	7th December 2009

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB]

AIB UK 2 LP
(a limited partnership organised under the laws of England and Wales)

Notice to the holders of the
€500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee of

Allied Irish Banks, p.l.c.

(a company incorporated with limited liability in Ireland) issued by AIB UK 2 LP
(ISIN: XS0257734037) (the "Preferred Securities")

Announcement of Redemption and Cancellation

NOTICE IS HEREBY GIVEN THAT, following completion of the AIB exchange offer in relation to the Preferred Securities on 25 June 2009 and in accordance with condition 4.2 of the Preferred Securities (as amended by the Supplemental Limited Partnership Agreement dated 9 October 2009), €404,959,000 in aggregate nominal amount of the Preferred Securities has been redeemed on 7 December 2009 by (a) the transfer to AIB Capital Exchange Offering 2009 Limited of €404,959,000 in nominal amount of the €500,000,000 Fixed Rate/Floating Rate Subordinated Notes due 2036 issued by AIB Holdings (N.I.) Ltd.

-ENDS-

AIB UK 2 LP

Registered Office:
AIB  Bankcentre
Belmont Road
Uxbridge
Middlesex UB8 1SA
United Kingdom

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  07 December, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.